SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 7)
Under the Securities Exchange Act of 1934
NATIONAL HEALTHCARE CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
6359 06 100
(CUSIP Number)
Ira Sochet
1602 Micanopy Avenue
Miami, Florida 33133
(305) 858-2291
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Louis R. Montello, Esquire
Montello & Associates, P.A.
2750 N.E. 185th Street, Suite 306
Aventura, Florida 33180
(305) 682-2000
November 13, 2008
(Date of Event Which Required Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box ☐.

Item 5. Interest in Securities of the Issuer
SIGNATURE

CUSIP No.	6359 06 100

1	NAME OF REPORTING PERSONS Ira Sochet I.R.S. Identification Nos. of Above Persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,060,887

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,060,887

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,060,887

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%

14	TYPE OF REPORTING PERSON

	IN

     This amendment to Schedule 13D (the “Amendment”) is filed as Amendment No. 7 to the Statement on Schedule 13D, dated April 2, 2004 (the “Schedule 13D”), filed on behalf of Ira Sochet (the “Reporting Person”) relating to the common stock of National Healthcare Corporation, a Delaware corporation.
     This Amendment reflects material changes in the Schedule 13D, as amended, such material changes being more fully reflected in Item 5 below.
Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on December 9, 2008, the Reporting Person beneficially owned an aggregate of 1,060,887 shares of Common Stock, which constituted approximately 8.1 percent of the 12,995,925 shares of Common Stock outstanding on October 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as adjusted for the shares of the Issuer’s Series A Convertible Preferred (the “Preferred Stock”) owned by the Reporting Person. The 1,060,887 shares of Common Stock beneficially owned by the Reporting Person consist of 1,026,482 shares of Common Stock owned by the Reporting Person, 31,736 shares of Common Stock issuable upon conversion of the 131,140 shares of Preferred Stock owned by the Reporting Person, and 2,669 shares of Common Stock issuable upon conversion of the 11,030 shares of Preferred Stock owned by Investors Risk Advantage L.P., a Delaware limited partnership. The shares of Common Stock beneficially owned by the Reporting Person do not include 2,200 shares of Common Stock owned by the Reporting Person’s spouse, to which the Reporting Person disclaims beneficial ownership.
     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.
     (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person since October 10, 2008. All of such transactions were open market transactions effected through brokers.

	Number of	Number of	Approximate
Date	Shares Purchased	Shares Sold	Price Per Share
10/10/2008	3,200		$37.15
10/15/2008	1,094		$41.72
10/31/2008		1,000	$39.58
10/31/2008		2,382	$40.65
11/04/2008		918	$41.02
11/07/2008		5,084	$42.51
11/13/2008		11,850	$45.59
11/20/2008	100		$41.72
11/21/2008		4,000	$38.96
11/24/2008		1,000	$45.95
11/28/2008		14,181	$45.24
12/05/2008		9,425	$45.24
12/08/2008		9,500	$47.15
12/09/2008		6,000	$49.40

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2008	/s/ IRA SOCHET
Ira Sochet